EXHIBIT 99.1

News Release

Kamada Appoints Michael Berelowitz, M.D. to its Board of Directors

Pharmaceutical executive brings over 40 years of clinical, academic and industry leadership

NESS ZIONA, Israel (August 4, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announces that the Company has appointed Michael Berelowitz, M.D. to its Board of Directors.  With Dr. Berelowitz’ appointment, Kamada’s Board will have ten directors.

Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc.  While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit. He held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility.  Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine.

“It is with great pleasure that we welcome Dr. Berelowitz to our Board.  His wide-ranging background, considerable industry experience, and deep insight into successful commercialization and clinical strategies will be extremely valuable to Kamada as we advance and expand our robust clinical development programs for our immunomodulatory plasma-derived protein therapeutics,” stated David Tsur, co-founder and Deputy Chairman of the Board of Kamada.  “Specifically, Dr. Berelowitz’ extensive knowledge of the diabetes landscape will be a great asset for Kamada as we advance our AAT to treat type-1 diabetes.”

In accepting this appointment, Dr. Berelowitz stated, “I am excited to join Kamada at this important stage in its development.  I believe that Kamada’s AAT has considerable potential to modulate or to prevent immune reactions, which could translate to broad therapeutic potential.  I am particularly excited about the opportunity for Kamada’s AAT as a treatment for newly-diagnosed type-1 diabetes as it may be able to preserve beta cells, which could slow disease progression, improve metabolic control, and most importantly, reduce the complications of this debilitating disease. I look forward to working with my fellow Kamada Board members and the management team to help the Company achieve its strategic objectives, as we seek to bring new medicines to patients in need.”

Dr. Berelowitz currently serves as a biopharmaceuticals consultant, and is a member of several Boards of Directors or Scientific Advisory Boards, including, Oramed Pharmaceuticals, Recro Pharma, Inc. and DIR Technologies.  Additionally, Dr. Berelowitz has served on the Board of Directors of the American Diabetes Association, the Endocrine Fellows Foundation, the Clinical Initiatives Committee of the Endocrine Society, Metacure, Ltd., Haptocure, Ltd., and has chaired the Task Force on Research of the New York State Council on Diabetes. He has served as a member of the Industry Education Steering Committee of the American Association of Clinical Endocrinologists (AACE) as well as serving on several editorial boards, including the Journal of Clinical Endocrinology and Metabolism, Endocrinology, Reviews in Endocrine and Metabolic Disorders and Clinical Diabetes. Dr. Berelowitz has authored and co-authored more than 100 peer-reviewed journal articles and book chapters in the areas of pituitary growth hormone regulation, diabetes and metabolic disorders.

A native of Zimbabwe, Dr. Berelowitz completed his medical degree, residency training in Pathology, Nuclear Medicine and Internal Medicine and fellowship training in Endocrinology and Metabolism at the University of Cape Town.

About Kamada
Kamada Ltd. is focused on the development and commercialization of its plasma-derived protein therapeutics for immunomodulation in orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com